ON ASSIGNMENT, INC.

26745 MALIBU HILLS ROAD

CALABASAS, CALIFORNIA 91301

June 21, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Greg Dundas

Re:      On Assignment, Inc.

Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-181570)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, On Assignment, Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal, effective as of the date hereof, of its Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on June 20, 2012 (File Number 333-181570), together with all exhibits thereto (collectively, the “Post-Effective Amendment”).

The Company is requesting withdrawal of the Post-Effective Amendment because the Company intends to file a new Registration Statement on Form S-3 to register the shares under the Post-Effective Amendment.  The Company confirms that no securities have been offered or sold under the Post-Effective Amendment.  In accordance with Rule 457(p) of the Securities Act of 1933, as amended, all fees paid to the Commission in connection with the filing of the Post-Effective Amendment will be credited for future use.

Should you have any questions regarding this matter, please call our attorney, Steven Stokdyk of Latham & Watkins LLP, at (213) 891-7421.

Very truly yours,

ON ASSIGNMENT, INC.

By:	/s/ James L. Brill
James L. Brill
Senior Vice President, Finance and Chief Financial Officer

cc:	Tarini Ramaprakash, Esq., On Assignment, Inc.
Steven B. Stokdyk, Esq., Latham & Watkins LLP
David A. Zaheer, Esq., Latham & Watkins LLP